News for Immediate Release

Electrovaya Announces New Higher Capacity Lithium-Ion Infinity Cell Series

New 52Ah cell demonstrates a 10% increase in energy density; To be used in a broad range of applications beginning in 2024

Toronto, Ontario - May 16th, 2023 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it is launching a new Infinity series cell, that features a capacity increase of 10% over its current cell product. This latest iteration, powered by Electrovaya's proprietary lithium-ion ceramic technology, has a cell capacity of 52 ampere hours (Ah) and has recently received both UL 2580 certification and UN38.3 certification.

The 52Ah cell is expected to retain the core advantages of the Infinity series products, including industry leading cycle life and safety standards, with significantly improved energy density. It is expected to be the first cell produced at Electrovaya's planned gigafactory in Jamestown, New York. Recently, an earlier version of Electrovaya's Infinity cell platform demonstrated industry leading cycle life at DNV's BEST Test Center battery labs in Rochester NY, following completion of over 9000 cycles with cycle life projections to about 14,000 cycles.

"This higher capacity cell, featuring a 10% improvement in energy density, is consistent with Electrovaya's track record of incremental improvements in energy density and performance," said Dr. Elmira Memarzadeh, Director of Engineering Programs at Electrovaya. "The new cell has completed its UL certification process and we are now phasing it into production, with most product lines transitioning in early 2024. We are also excited to plan our initial U.S.-based cell production in Jamestown around this product."

"For typical material handling, electric bus and energy storage applications, demands on batteries are often extreme, thereby making cycle life and safety key selection criteria. Energy density also plays a significant role, especially for vehicle applications and Electrovaya's technology provides a unique balance of every performance metric, ensuring our products provide a superior solution for our customers. Accordingly, our batteries also provide a significantly lower cost of ownership, even with higher list prices," said Dr. Jeremy Dang , Vice President of Business Development.

Electrovaya will be highlighting the Infinity Platform in more detail, along with updates regarding its solid state battery developments, at its inaugural Battery Technology and Analyst Day on May 17, 2023.

Image of the EV-52 Infinity Series Cell

For more information, please contact:

Jason Roy

Director, Corporate Development and Investor Relations Electrovaya Inc.

905-855-4618

jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, relative performance compared to competitors, planned production in Jamestown New York, planned implementation of the 52Ah cell in product lines in 2024, use in commercial vehicle applications, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed", "growing" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.